

October 29, 2013

Via E-mail
Mr. Richard L. Carrión
Chairman of the Board and Chief Executive Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

>   Re: **Popular, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2013**
>   **Filed August 9, 2013**
>   **File No. 001-34084**

Dear Mr. Carrión:

We have reviewed your response dated October 11, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results…, page 2

Critical Accounting Policies, page 11

Loans and Allowance for Loan Losses, page 15

1.   We note your response to our prior comment 5. Please address the following:

- We understand the scenarios in which you utilize the recent loss trend adjustment rate(s); however, it is not clear to us how you calculate the cap percentile(s) used. Please explain in further detail. It may be helpful to provide us with an illustrative example of your computation.

- In addition to your proposed revised disclosures, please quantify the number of historical six-month periods used to calculate your cap percentile(s) of the recent loss trend adjustment rate(s) and indicate the maximum number of six-month periods considered in your look-back. Further, clarify if you place more weight on current periods or if you use some other approach to develop your cap percentile(s) of the recent loss trend adjustment rate(s) (e.g. a weighted average approach).

- Explain in greater detail why you changed your policy to eliminate the use of a cap in your commercial portfolio (i.e. in your recent loss trend adjustment); however, you continue to utilize a cap for your consumer and mortgage loan portfolios. In this regard, tell us if you considered removing the cap(s) or extending the lookback period to 12-months for your consumer and mortgage portfolios (similar to that used in your commercial portfolio). Discuss those factors you considered.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 44

Long-Term Restricted Stock – 2012, page 51

2. While we note from your response that grants of long-term restricted stock are "discretionary" and that you do not predetermine "specific incentive thresholds or targeted levels of achievements," we continue to note that you appear to have established an incentive target for Mr. Vázquez's business unit. In particular, we refer to disclosure on page 53 of your definitive proxy statement that BPNA, led by Mr. Vázquez, "significantly exceed[ed] target" and also note from page 14 of your response letter that Mr. Vázquez's business unit "exceeded the expectations." Please reconcile your response with the referenced disclosure and provide the 2012 target applicable to Mr. Vázquez's business unit. Also, confirm that you will disclose all targets applicable to any named executive officer in future filings in the event targets or thresholds are used in compensation determinations.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Notes to Consolidated Financial Statements, page 9

Note 21 – Commitments and contingencies, page 78

Other Significant Proceedings, page 80

3.   Please refer to our prior comment 10 and address the following:

- We note your response that the FDIC has stated that it intends to pay all amounts not in dispute, but has not yet done so. Please revise future filings to disclose the expected payment date, if known, the amount no longer in dispute, and whether the FDIC has provided payment of any past due amounts owed.

- We note in your response to the third bullet that the $102.6 million is a static amount. Please clarify if this amount relates only to those losses currently in dispute or all loans that use the same valuation method that are included in your estimate of the fair value of the indemnification asset that could be disputed if the FDIC prevails in arbitration. If the latter is true, disclose an estimate of the total amount that would be in dispute if you continued to use the current methodology to determine losses on the relevant loan portfolio. Alternatively, you may provide disclosure of the maximum amount of loss or a range of possible loss.

- Please refer to the fifth bullet and confirm that you will disclose your best estimate of the information provided in your response if it is not already included in the $102.6 million already disclosed.

You may contact Jim Dunn at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Laura Crotty at (202) 551-3563 with any other questions.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director